

**TSX/NYSE American
Symbol: TMQ**

News Release

Trilogy Metals Reports Maiden Inferred Cobalt Resource Estimate Containing 77 Million Pounds of Cobalt at the Bornite Project, Alaska, USA

June 5, 2018 - Vancouver, British Columbia — Trilogy Metals Inc. (**TSX/NYSE American: TMQ**) ("Trilogy Metals" or the "Company") is pleased to announce the release of a maiden cobalt resource of 77 million pounds of inferred resources (see highlights below) for the Bornite Project. The resource estimate utilized assay data from drill holes completed by the Company between 2011 and 2013 and re-sampled historic holes Kennecott drilled in the 1960s and 1970s. The 2017 drill holes drilled by the Company last year were spaced too far apart for an inferred resource and thus no updates have yet been made to the copper resource for the Bornite deposit at this time. Results from our on-going metallurgical studies indicate that cobalt occurs predominantly as cobaltiferous pyrite which preferentially reports to the copper tailings. As a result of this test work, the Company has determined that a cobalt product may be produced on site and therefore justifies reporting an initial cobalt resource in addition to the already existing copper resource at Bornite. The 77 million pounds of contained cobalt in inferred resources at Bornite reported below is one of the largest cobalt resources in North America. Further work will focus on developing a flowsheet for cobalt recovery from a pyrite concentrate made from the copper tailings product.

Highlights of the Cobalt Resource:

- At a base case 0.50% copper cut-off grade, and within the combined Indicated and Inferred Cu resource pit shell, the Bornite Project is estimated to contain in-pit Inferred Resources of **124.6 million tonnes grading 0.017% Co** for **45 million pounds of contained cobalt** (see Table 1 for details).

- Below the resource limiting pit shell and at a base case cut-off grade of 1.5% copper, the Bornite Project is estimated to contain additional Inferred Resources of **57.8 million tonnes grading 0.025% Co** for **32 million pounds of contained cobalt.**

- **Total Inferred Resources** (in-pit and below-pit) of **182.4 million tonnes grading 0.019% Co** for **77 million pounds of contained cobalt** (see Table 1 for details).

This mineral resource estimate was prepared for Trilogy Metals Inc. by Bruce M. Davis, FAusIMM, BD Resource Consulting Inc. ("BDRC") and Robert Sim, P.Geo., Sim Geological Inc. ("SGI") who are both independent Qualified Persons as set forth by National Instrument 43-101. An updated Technical Report on the Bornite Project will be filed within 45 days of this news release.

The estimated cobalt mineral resource is presented in Table 1. In addition to the cobalt resource, Table 2 presents the Bornite Project's existing copper mineral resource which is supported by the technical report titled, "Amended NI 43-101 Technical Report on the Bornite Project, Northwest Alaska, USA" with a release date of October 12, 2017 and an effective date of April 19, 2016. The technical report is available on the Company's website at www.trilogymetals.com and on the Company's profiles at www.sedar.com and www.sec.gov.

Table 1: Estimate of Cobalt Mineral Resources for the Bornite Deposit

Type	Cut-off (Cu%)	Tonnes (million)	Average Grade Co (%)	Contained Metal Co (Mlbs)
In-Pit	0.5	124.6	0.017	45
Below-Pit	1.5	57.8	0.025	32
Total Inferred		**182.4**	**0.019**	**77**

(1)   Resources stated as contained within a pit shell developed using a metal price of US$3.00/lb Cu, mining costs of US$2.00/tonne, milling costs of US$11/tonne, G&A cost of US$5.00/tonne, 87% metallurgical recoveries and an average pit slope of 43 degrees.
(2)   Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
(3)   It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with additional exploration.

Table 2: Estimate of Copper Mineral Resources for the Bornite Deposit

Type	Cut-off (Cu%)	Tonnes (million)	Average Grade Cu (%)	Contained Metal Cu (Mlbs)
In-Pit	0.5	40.5	1.02	913
Total Indicated		**40.5**	**1.02**	**913**
In-Pit	0.5	84.1	0.95	1,768
Below-Pit	1.5	57.8	2.89	3,683
Total Inferred		**141.9**	**1.74**	**5,450**

(1)   Resources stated as contained within a pit shell developed using a metal price of US$3.00/lb Cu, mining costs of US$2.00/tonne, milling costs of US$11/tonne, G&A cost of US$5.00/tonne, 87% metallurgical recoveries and an average pit slope of 43 degrees.
(2)   Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
(3)   It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with additional exploration.

Pursuant to Executive Order 13817, cobalt was recently identified by the United States Department of the Interior as 1 of 35 critical minerals deemed essential for the economic and national security of the United States. The Executive Order can be found at https://www.federalregister.gov/documents/2017/12/26/2017-27899/a-federal-strategy-to-

Trust | Respect | Integrity

ensure-secure-and-reliable-supplies-of-critical-minerals and a list of the critical minerals can be found at https://www.federalregister.gov/documents/2018/02/16/2018-03219/draft-list-of-critical-minerals.

Rick Van Nieuwenhuyse, President and CEO of Trilogy Metals commented, "We are very pleased to report an initial 77 million pound[†] cobalt resource for our Bornite Project. The metallurgical test work completed to date indicates that ~80% to 90% of the cobalt reports to the copper tails as cobaltiferous pyrite. This is great because forming a pyrite concentrate from the copper tails should be relatively straight forward using flotation or dense media separation. In the next few months we will complete flotation test work to concentrate cobalt into a pyrite-rich product that can be considered for further upgrading and recovery of cobalt metal at the Bornite site."

Mr. Van Nieuwenhuyse continued, "With the market interest in finding cobalt resources outside of the Congo – where child labor and worker exploitation have been highlighted by Amnesty International and others as problematic for the Auto and Electric Battery Industries, defining a large, North American cobalt resource has become a priority for the Company. Based on market comparable (see Figure 1) we believe cobalt adds significant value for our shareholders. Furthermore, we expect to continue to grow both the copper and the cobalt resources with an 8,000 to 10,000 meter drill program of in-fill and resource expansion drilling about to get underway during the summer field program in Alaska. We look forward to reporting an updated copper and cobalt resource, along with results of further metallurgical test work, once the work has been completed."

Figure 1: Select Cobalt Market Comparisons



[†] See Highlights section for further information on the cobalt resource.

Trust | Respect | Integrity

Cobalt Resource Estimate

The Cobalt resources presented here are with the copper resources that were contained in the October 12, 2017 amended NI 43-101 Technical Report that has an effective date of April 19, 2016. Open pit resources are contained within a pit shell that was generated based on a 0.5% copper cut-off grade by AGP Mining Consultants Inc., and the underground resource is material below the pit shell calculated at a higher cut-off grade of 1.5% copper. Note that although the data supports estimates of copper resources in both the Indicated and Inferred categories, the volume and distribution of available cobalt sample data is considered insufficient to support the estimate of cobalt resources in the Indicated category and, as a result, all of the estimated cobalt resource remains in the Inferred category.

Initial sample data is composited to 2m intervals. Estimates are made into model blocks measuring 5m x 5m x 5m, using ordinary kriging. The Cobalt resource model was validated using a combination of a visual review and statistical comparisons with models generated using other estimation methods. Cobalt resources in the Inferred category occur within a maximum distance of 100m from a drill hole and exhibit reasonable confidence in the grade and continuity of mineralization.

As previously announced by the Company on April 19, 2016, a NI 43-101 compliant resource was filed for the Bornite deposit. At a base case 0.5% copper cutoff grade, the Bornite Project is estimated to contain in-pit Indicated Resources of 40.5 million tonnes at 1.02% Cu and Inferred Resources of 84.1 million tonnes at 0.95% copper. At a base case 1.5% copper cutoff grade, the Bornite Project is estimated to contain below-pit Inferred Resources of 57.8 million tonnes at 2.89% copper. Preliminary work shows that although cobalt is broadly associated with copper mineralization, cobalt does not have a one-to-one correlation. It mostly occurs as a cloud of cobaltiferous pyrite in and around the copper mineralization.

Examples of Cobalt Intercepts in Drilling

Cobalt composites using a 100ppm (.010%) cut-off grade include 6.79m of 0.42% Co in drill hole RC11-0184 and 18.44m of 0.35% Co in drill hole RC-34 within the in-pit resource area (see Table 3). Cobalt composites from the below pit resource area include 36.85m of 0.1% Co from drill hole RC11-0185 and 21.23m of 0.23% Co from drill hole RC12-0198 (see Table 4). We will continue to work on understanding the controls of the higher grade cobalt zones. Figure 2 highlights the locations of these cobalt intercepts.

Table 3: Co Intercepts Within Pit

Drill hole	From (m)	To (m)	Length (m)	Co%	Cu%
RC11-0184	327.43	334.22	6.79	0.42	28.98
RC-34	292	310.44	18.44	0.35	26.81
RC11-0185	182.88	191.84	8.96	0.09	3.32
RC13-0219	442.5	468.48	25.98	0.06	1.82
RC11-0182	212.01	230.9	18.89	0.19	3.433

Table 4: Co Intercepts Below Pit

Drill hole	From (m)	To (m)	Length (m)	Co%	Cu%
RC11-0187	458.79	495.64	36.85	0.10	12.07
RC12-0198	631.65	652.88	21.23	0.23	3.86
RC12-0200	572.46	595.57	23.11	0.21	2.67
RC12-0213	347.45	349.27	1.82	0.38	3.36
RC13-0227	321.02	374.86	53.84	0.03	1.69
RC13-0224	653.03	721.94	68.91	0.02	2.15

Figure 2: Significant Bornite Cobalt Intercepts



QAQC Program

The drill program and sampling protocol is managed by qualified persons employed by Trilogy

Metals. The diamond drill holes are typically collared at HQ diameter drill core and reduced to NQ diameter during the drilling process. Samples are collected using a 0.2-meter minimum length and a 2.5-meter maximum length. Three quality control samples (one blank, one standard and one duplicate) are inserted into each batch of 20 samples. The drill core is sawn, with half sent to ALS Minerals in Fairbanks for sample preparation and the sample pulps forwarded to ALS's North Vancouver facility for analysis. ALS Minerals, North Vancouver, B.C. Canada facility is certified as ISO 9001:2008 and accredited to ISO / IEC 17025:2005 from the Standards Council of Canada. A third party has completed a QAQC review on all historic (where data was present) and recent cobalt analytical work. The analytical method for cobalt quantification is multi-element ICP with mass spectroscopy. The QAQC review shows overall very strong precision and accuracy for cobalt results for the 2011 to 2017 Bornite assay results.

Qualified Person

Andrew W. West, a Certified Professional Geologist, and the Exploration Manager for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. West has reviewed and verified the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Rick Van Nieuwenhuyse   Elaine Sanders
President & Chief Executive Officer   Vice President & Chief Financial Officer

604-638-8088 or 1-855-638-8088
# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, future demand for and price of cobalt, the future price of copper, the estimation of mineral reserves and mineral resources, the realization of mineral



reserve and mineral resource estimates, the timing and amount of estimated future production, the filing and timing of an updated Technical Report on the Bornite Project, costs of production, capital expenditures, costs and timing of the development of projects, the potential future development of Bornite, the future operating or financial performance of the Company, planned expenditures and the anticipated activity at the UKMP Projects, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving success of exploration, development and mining activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses; mineral reserve and resource estimates and the assumptions upon which they are based; capital estimates; prices for energy inputs, labour, materials, supplies and services the interpretation of drill results, the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2017 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended ("CIM Definition Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (SEC), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S.

companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that all or any part of "measured" or "indicated resources" will ever be converted into "reserves". Investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by Trilogy Metals in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Arctic does not have known reserves, as defined under SEC Industry Guide 7. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.